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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12B-25

          NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                                  0-14618


               (Check one):                    CUSIP NUMBER
                                               922 399 10 0


  [X] Form 10-K and Form 10-KSB          [ ] Form 20-F          [ ] Form 11-K

           [ ] Form 10-Q and Form 10-QSB          [ ] Form N-SAR



               For Period Ended: December 31, 1997

               [  ]  Transition Report on Form 10-K
               [  ]  Transition Report on Form 20-F
               [  ]  Transition Report on Form 11-K
               [  ]  Transition Report on Form 10-Q
               [  ]  Transition Report on Form N-SAR

     For the Transition Period Ended:


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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

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     Full Name of Registrant:          VECTRA Technologies, Inc.

     Former Name if Applicable:        N/A

     Address of Principal Executive
     Office (Street and Number):       2333 San Ramon Valley Blvd., Suite 225
     City, State and Zip Code:         San Ramon, CA  94583

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PART II - RULES 12B-25(b) AND (c)

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If the subject report could not be completed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check if appropriate) [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-
F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

VECTRA Technologies, Inc. (the "Company") is unable to complete its Form 10-K and required financial statements at this time without unreasonable effort or expense because of delays resulting from the Company's Chapter 11 bankruptcy filing and the resistance of a related creditors committee to the expenditure of funds for an audit. Due to the foregoing, the Company requested modified reporting relief from the Division of Corporation Finance on March 24, 1998, but has yet to receive such relief.


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PART IV - OTHER INFORMATION

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     (1) Name and telephone number of person to contact in regard to this notification

          Thomas B. Pfeil                 (501)             552-3821
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              (Name)                    (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [ ] Yes    [X] No*

     *  Form 10-Q for the quarter ended September 30, 1997
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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In 1997, the Company experienced a significant decrease in its results of operations and, as a consequence, on October 2, 1997, filed a successful petition for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Western District of Washington (the "Bankruptcy Court"). Since its petition, the Company has managed its assets as a "debtor-in-possession" pursuant to the Bankruptcy Code and remains in operation solely to complete liquidation of the Company. Consistent with this intention, on November 4, 1997, the Bankruptcy Court approved the sale of virtually all of the Company's assets to Transnuclear, Inc. ("Transnuclear"). The Transnuclear sale generated liquid funds to be distributed to the Company's creditors; however, it presently appears that such funds will be insufficient to satisfy unsecured creditors in full or provide for a significant distribution to the Company's shareholders.



                           VECTRA Technologies, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 31, 1998                  By    /s/ Thomas B. Pfeil
     ------------------                   -------------------------
                                          Thomas B. Pfeil,
                                          Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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